UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14C/A INFORMATION

(Amendment No. 1)

Information Statement Pursuant to Section 14(c) of the Securities

Exchange Act of 1934

Check the appropriate box:

☒	Preliminary Information Statement

☐	Definitive Information Statement

☐	Confidential, For Use of the Commission Only (as permitted by Rule 14c-5(d)(2))

flooidCX Corp.
(Name of Registrant as Specified in Its Charter)

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INFORMATION STATEMENT

Relating to the Amendment of our Articles of Incorporation

flooidCX Corp.

14747 N Northsight Blvd

Suite 111-218

Scottsdale, Arizona 85260

Dear flooidCX Corp. Shareholders:

NOTICE IS HEREBY GIVEN that we have received written consents in lieu of a meeting from stockholders representing a majority of our outstanding shares of voting stock, which approved the following actions:

1)	Approval of an amendment to our Articles of Incorporation to change our name to Quantum Energy Corporation

As of the close of business on February 28, 2024, the record date for shares entitled to notice of and to sign written consents in connection with the actions described above, the following voting shares were outstanding: 49,166,697 shares of common stock. Prior to the mailing of this Information Statement, certain shareholders who represent a majority of our outstanding voting shares, signed written consents approving the action listed above on the terms described herein (the “Actions”). As a result, the Actions have been approved and neither a meeting of our stockholders nor additional written consents are necessary. We are not asking you for a Proxy and you are requested not to send us a Proxy. The Actions will be effective twenty (20) days from the mailing of the Information Statement, which is expected to take place on or before April 12, 2024, and such Actions will result in the following:

1)	Our Articles of Incorporation will be amended to change our name to Quantum Energy Corporation.

The Company will pay all costs associated with the distribution of this Information Statement, including the cost of printing and mailing. The Company will reimburse brokerage and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending out the Information Statement to the beneficial owners of the Company’s common stock.

THIS IS NOT A NOTICE OF A MEETING OF STOCKHOLDERS: NO STOCKHOLDERS MEETING WILL BE HELD TO CONSIDER ANY MATTER DESCRIBED HEREIN, AND NO PROXY OR VOTE IS SOLICITED BY THIS NOTICE. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. THE ACTIONS, DESCRIBED MORE SPECIFICALLY BELOW, HAVE ALREADY BEEN APPROVED BY WRITTEN CONSENT OF HOLDERS OF A MAJORITY OF THE OUTSTANDING VOTING SHARES OF THE COMPANY. THAT VOTE WAS SUFFICIENT TO APPROVE THE ACTIONS. A VOTE OF THE REMAINING SHAREHOLDERS IS NOT NECESSARY.

By Order of the Board of Directors,

/s/ Dennis M. Danzik

Dennis Danzik, Chief Executive Officer

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PROPOSAL TO AMEND THE COMPANY’S ARTICLES OF

INCORPORATION TO CHANGE ITS NAME TO

QUANTUM ENERGY CORPORATION

INTRODUCTION

The Board of Directors of the Company has unanimously approved, and a majority of the shareholders have voted for a proposal to amend the Company’s Articles of Incorporation to change the Company’s name to Quantum Energy Corporation. We are now notifying you and the other shareholders that did not participate in the meeting of the actions of the shareholders who hold a majority of the voting shares. The name change will take effect after we meet all applicable regulatory requirements.

However, our board of directors may elect not to proceed with the Actions, if they determine that such Actions would not be in the best interest of our shareholders.

REASONS FOR THE NAME CHANGE

The primary reason for the name change is in order to more properly reflect our new business model. The Company will no longer be in the business of improving communication between businesses and their customers. Going forward the Company will be engaged in the development and support of energy systems technologies, with a focus on Direct Energy Systems including Photon Lighting Systems and Magnetic Propulsion, Photon Engines and Energy Storage Systems. Our operations will encompass manufacturing support, sales, distributorship, consulting, and advising in the energy sector.

One of the Company’s featured products is Photon Lighting Systems, a revolutionary technology enabling light fixtures to generate power while being energized. This technology is compatible with various light sources including LED, incandescent, fluorescent, and sodium vapor. In addition, the Company is the exclusive provider of Magnetic Propulsion Units Photon Engines (MPUsPEs), which require minimal power for activation and are capable of generating storing substantial electrical energy.

The Company offers comprehensive energy systems that integrate Photon Lighting and Magnetic Propulsion, Photon Engines and Energy Storage Systems technology for a wide range of applications, including industrial, institutional, commercial, residential, rural, and off-grid settings. Our services will extend to consulting and advising in energy system implementation and optimization.

For these reasons the Directors believe that it is important to change the Company’s name to Quantum Energy Corporation in order to better reflect the Company’s new business model.

EXCHANGE OF STOCK CERTIFICATES

Following the delivery of this Information Statement we will instruct our corporate secretary and transfer agent to begin implementing the exchange of certificates representing outstanding shares of our stock. As soon as practicable after the effectiveness of the proposed amendments, holders of our common stock will be notified and requested to surrender their certificates representing shares of common stock to our corporate secretary and transfer agent in exchange for certificates representing common stock with our new name “New Common Stock”. Beginning on the date the proposed amendment becomes effective, each certificate representing shares of our Old Common Stock will be deemed for all corporate purposes to evidence ownership of the same number of shares of our New Common Stock. Until surrendered to the Transfer Agent, certificates of Old Common Stock retained by shareholders will be deemed for all purposes, including, voting and payment of dividends, if any, to represent the number of whole shares of New Common Stock owned by the shareholders before the name change.

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Shareholders should not send their old certificates to the transfer agent until they have been notified by the transfer agent as discussed above. Shares of Old Common Stock surrendered after the effective date will be replaced by certificates representing shares of New Common Stock as soon as practicable after the surrender. No service charge will be paid by existing shareholders for the exchange of the shares and the Company will pay all expenses of the exchange and issuance of new certificates.

Shareholders who hold their shares in non-certificate form will have those shares exchanged electronically, and no further action needs to be taken by such shareholders.

NO DISSENTER'S RIGHTS

Under Nevada law, you are not entitled to dissenter’s rights with respect to the amendment of the articles of incorporation or the name change.

AMENDMENT TO THE ARTICLES OF INCORPORATION

The name change will amend Article I of the Company’s Articles of Incorporation to replace the current paragraph with a paragraph which states that the name of the Company is Quantum Energy Corporation. The Amendment will be filed with the Secretary of State of Nevada and will become effective upon regulatory approval.

RECOMMENDATION OF THE BOARD OF DIRECTORS

For the above reasons, we believe that the change of name is in the Company’s best interest and in the best interest of our shareholders and therefore the Board recommended that the shareholders vote for this proposal.

Documents Incorporated by Reference

Our Annual Report on Form 10-K for the year ended December 31, 2022 is incorporated by reference herein.

Copies of Annual and Quarterly Reports

We will furnish a copy of our Annual Report on Form 10-K for the year ended December 31, 2022; and any exhibit referred to therein without charge to each person to whom this Information Statement is delivered upon written or oral request by first class mail or other equally prompt means within one business day of receipt of such request. Any request should be directed to our corporate secretary at the above address.

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ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following tables set forth, as of the March 15, 2024, the ownership of our Common Stock by each person known by us to be the beneficial owner of more than 5% of our outstanding Common Stock, and by our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. At this time, there are not any pending or anticipated arrangements that may cause a change in control.

			Voting Only Series C
Name and Address of Beneficial Owner	Common Stock Beneficially Owned	Common Stock Percentage	Preferred Stock Beneficially Owned	Voting Only Percentage (1) (2)
Dennis Danzik (3)
14747 N. Northsight Blvd. Suite 111-218 Scottsdale, AZ 85260	13,800,000	28%	580,000	63%

William Hinz (4)
6620 E Stallion road Paradise Valley, AZ 85253	3,600,000	7%	120,000	13%

Samuel Olsen (5) 2728 Carolina Blue Avenue Henderson, NV 89052	0	0%	105,000	11%

Craig Kitchen (6)
4700 S. Fulton Ranch Blvd., Unit 26 Chandler, AZ 85248	900,000	2%	30,000	3%

William Westbrook (7)
1 ACR N3141 Vernon, AZ 85940	450,000	1%	15,000	2%

All Officers and Directors as a group (3 persons) (3) (6) (7) (8)	18,750,000	38%	505,000	93%

(1)

The number and percentage of shares beneficially owned is determined under rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days through the exercise of any stock option or other right. The persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to this table.

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(2)	Based on 49,166,697 shares of Common Stock and 915,000 shares of Series C preferred stock issued and outstanding as of March 15, 2024, which together equate to total votes outstanding of 291,716,697.

(3)

Mr. Danzik beneficial ownership for the purpose of this table is based on 13,800,000 shares of common stock and 580,000 shares of Series C preferred shares beneficially owned by Mr. Danzik and his and his family and by, Deja, LLC, which he beneficially controls, and which together equates to 142,600,000 total voting rights.

(4)

Mr. Hinz beneficial ownership for the purpose of this table is based on the fact that he is Trustee of the Hinz Family Trust, which owns 3,600,000 shares of common stock and 120,000 shares of Series C preferred shares. which equates to 33,600,000 total voting rights.

(5)

Mr. Olsen’s beneficial ownership for the purpose of the table is based on his beneficial ownership of zero  shares of common stock and 105,000 of Series C preferred shares, which equate to 26,250,000 total voting rights.

(6)

Mr. Kitchen is a director of the Company and his beneficial ownership for the purpose of this table is based on his ownership of 900,000 shares of common stock and 30,0000 Series C preferred shares, which equate to 8,400,000 total voting rights.

(7)

Mr.  Westbrook is a director of the Company and his beneficial ownership for the purpose of this table is based on his ownership of 450,000 shares of common stock and 15,000 shares of Series C preferred stock, which equate to 4,200,000 total voting rights.

(8)

The officers and directors, as a group, consist of three (3) individuals, Messrs. Danzik, Kitchen and Westbrook, which together possess voting rights in the common and Series C preferred shares, which equate to 155,200,000 voting rights.

End of Filing

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EXHIBIT 3(i)

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

FLOOIDCX CORP.

The following Restated Articles of Incorporation hereby restates the previous Articles of Incorporation as amended of FlooidCX Corp. and they shall be the current Articles of Incorporation of the Corporation effective as of the date of filing:

ARTICLE I

Name

The name of this Corporation shall be Quantum Energy Corporation.

ARTICLE II

The purposes for which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America.

ARTICLE III

Capital

A. Authorized Capital

The total authorized number of shares of this corporation is Three Hundred and Twenty Million (320,000,000) divided into Three Million (300,000,000) shares of common stock with a par value of $.001 per share and Twenty Million (20,000,000) shares of preferred stock with a par value of $.001 per share. The Board of Directors has the authority to establish more than one class or series of shares and to set the relative rights and preferences of any such different class or series.

B. Common Shares

1. General.

The voting, dividend and liquidation rights of the holders of the Common Shares are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Shares set forth herein.

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2. Voting.

The holders of the Common Shares are entitled to one vote for each Common Share held at all meetings of shareholders (and written consents in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Shares, as such, shall not be entitled to vote on any amendment to these Articles of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Shares if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to these Articles of Incorporation or pursuant to the Nevada Revised Statutes ("NRS"). There shall be no cumulative voting.

C. Preferred Shares

The Board of Directors is authorized to divide the 20,000,000 shares of preferred stock from time to time into one or more series, and to determine or change by resolution for each such series its designation, and the qualifications, limitations or restrictions for the shares of such series. The resolution or resolutions of the Board of Directors providing for the division of such preferred stock into series may include the following provisions:

1. The distinctive designation of each series and the maximum number of shares of each series which may be issued, which number may be increased (except where otherwise provided by the Board of Directors in creating the series) or decreased (but not below the number of shares of the series then outstanding) from time to time by action of the Board of Directors;

2. Whether the holders of the shares of each such series are entitled to vote and, if so, the matters on which they are entitled to vote, the number of votes to which the holder of each such share is entitled/ and whether the shares of such series are to be voted separately or together with shares of other series;

3. The dividends to which holders of shares of each such series will be entitled; any restrictions, conditions or limitations upon the payment of those dividends; whether the dividends will be cumulative and, if cumulative, the date or dates from which the dividends will be cumulative;

4. Whether the shares of one or more of such series will be subject to redemption and, if so, whether redemption will be mandatory or optional and if optional, at whose option, the manner of selecting shares for redemption, the redemption price and the manner of redemption;

5. The amount payable on shares of each such series if there is a liquidation, dissolution or winding up of the Corporation which amount may vary at different dates and depending upon whether the liquidation, dissolution or winding up is voluntary or involuntary;

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6. The obligation, if any, of the Corporation to maintain a purchase, retirement or sinking fund for shares of each such series;

7. Whether the shares of one or more of such series will be convertible into, or exchangeable for, any other types or securities, either at the option of the holder or of the Corporation and, if so, the terms of the conversions or exchanges;

8. Any other provisions regarding the powers preferences and rights, and the qualifications, limitations or restrictions, for each such series which are not inconsistent with applicable law.

All shares of such series of preferred stock will be identical with each other in all respects, except that shares of any one such series issued at different times may differ as to the dates from which dividends on those shares, if cumulative, shall cumulate.

D. Series A Preferred Shares

1. Designation. This class of stock of this Corporation shall be named and designated “Series A preferred Stock”. It shall have 1,000,000 shares authorized at $0.001 par value per share.

2. Price.

a) The initial price of each share of Series A Preferred Stock shall be $0.001.

b) The price of each share of Series A Preferred Stock may be changed either through a majority vote of the Board of Directors through a resolution at a meeting of the Board, or through a resolution passed at an action without meeting of the unanimous Board.

3. Dividends. Upon approval by the Board of Directors the Corporation may elect to pay an annual dividend. The annual percentage of such dividend will be established by the Board of Directors upon the performance of the Corporation. If elected to pay such dividends, the Board of Directors may elect to make such dividends payable in the form of shares of common stock rather than a cash dividend.

4. Liquidation Rights. . Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any stock ranking junior to the Series A Preferred Stock, the holders of the Series A Preferred Stock shall be entitled to receive in cash out of the asset of the Corporation, whether from capital or from earnings available for distribution to its stockholders, before any amount shall be paid to the holders of common stock, the sum of $0.001 per share.

Notwithstanding the above, in the event of any acquisition of the Corporation or its assets, either through a merger or share exchange, by way of cash and/or shares, the holder of the shares of Series A Preferred Stock shall receive Twenty Percent (20%) of the aggregate valuation of such merger or share exchange in the form of cash and/or shares, before any distributions are made to shareholders of any other class (the “Merger Acquisition Right”). The Merger Acquisition Right may be assigned by the holder of the Series A Preferred Stock upon notice to the Corporation of such assignment.

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5. Conversion.

a) The holder of the Series A Preferred Stock shall at their option convert each share of Series A Preferred Stock into one hundred shares of common stock (a one for one hundred basis).

b) Promptly upon conversion, the Corporation shall issue and deliver to such holder a certificate or certificates for the number of full shares of common stock issuable to the holder pursuant to the holder’s conversion of Series A Preferred Shares in accordance with the provisions of this Section. The stock certificate(s) evidencing the common stock shall be issued with a restrictive legend indicating that it was issued in a transaction exempt from registration under the Securities Act, and that it cannot be transferred unless it is so registered, or an exemption from registration is available, in the opinion of counsel to the Corporation. The common stock shall be issued in the same name as the person who is the holder of the Series A Preferred Stock unless, in the opinion of counsel to the Corporation, such transfer can be made in compliance with applicable securities laws. The person in whose name the certificate(s) of common stock are so registered shall be treated as a holder of shares of common stock of the Corporation on the date the Common stock certificate(s) are so issued.

All shares of common stock delivered upon conversion of the Series A Preferred Shares as provided herein shall be duly and validly issued and fully paid and non-assessable. Effective as of the Conversion Date, such converted Series A Preferred Shares shall no longer be deemed to be outstanding and all rights of the holder with respect to such shares shall immediately terminate except the right to receive the shares of Common Stock issuable upon such conversion.

(c) Shares of Series A Preferred Stock are anti-dilutive to reverse splits, and therefore in the case of a reverse split, are convertible to the number of common shares after the reverse split as would have been equal to the Conversion Rate established prior to the reverse split.

6. Redemption. The Corporation may by providing a five day notice to the holder of the Series A Preferred Shares redeem such Series A Preferred Shares at a redemption price of $0.001 (the "Notice of Redemption"). In the event of receipt of the Notice of Redemption by the holder of the Series A Preferred Shares, the holder shall have five business days from date of receipt to convert their Series A shares into shares of common stock in accordance with Section 5 of this section irrespective of Section 5 (a) of this section.

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7. Voting Rights. Each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast 200 votes for each Series A Preferred Stock held of record.

8. Assignment. The shares of Series A Preferred Stock may be assigned or transferred by the holder thereof in whole or in part.

E. Series B Preferred Stock.

1. Designations and Amount. One Million (1,000,000) shares of the Preferred Stock of the Corporation, $0.001 par value per share, shall constitute a class of Preferred Stock designated as “Series B Preferred Stock” (the “Series B Preferred Stock”) with a par value of $0.001 per share (the “Face Amount”).

The Series B Preferred Shares shall have the following rights, preferences, powers, privileges, restrictions, qualifications and limitations:

2. Dividends.

The Holders of outstanding Series B Preferred Stock shall be entitled to receive 30 times the dividends per share of Series B Stock held as are paid for each share of the Corporation’s common stock.

3. Voting Rights.

The Series B Preferred Stock shall have no voting rights.

4. Rank.

The Series B Stock shall, with respect to the rights on liquidation be entitled to receive 30 for 1 Share of liquidation proceeds as compared to each share of common stock, $.001 par value per share.

5. Redemption.

Shares of Series B Preferred Stock may not be redeemed by the Corporation absent the consent of the holder thereof.

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6. Conversion.

(a) Each share of Series B Stock shall be convertible, without any payment of additional consideration by the holder thereof and at the option of the holder thereof, at any time after the Series B Issue Date at the conversion ratio of one (1) share of Series B Stock for Thirty (30) shares of Common Stock.

(b) The Conversion Ratio shall be subject to adjustment in accordance with the following:

i. In case the Corporation shall have at any time or from time to time after the Series B Issue Date, paid a dividend, or made a distribution, on the outstanding shares of Common Stock in shares of Common Stock, subdivided the outstanding shares of Common Stock, combined the outstanding shares of Common Stock into a smaller number of shares of issued by reclassification of the shares of Common Stock any shares of capital stock of the Corporation, then, and with respect to each such case, the Conversion Ratio shall be adjusted so that the holder of any shares of Series B Stock shall be entitled to receive upon conversion the number of shares of Common Stock or other securities of the Corporation which such holder would have owned or have been entitled to receive immediately prior to such events or the record date therefor, whichever is earlier, assuming the Series B Stock had been converted into Common Stock, it being the intention of the foregoing, to provide the holders of Series B Stock with the same benefits and securities as such holders would have received as holders of Common Stock if the Series B Stock had been converted into Common Stock at the Conversion Ratio on the Series B Issue Date and such holders had continued to hold such Common Stock.

ii. In case the Corporation shall at any time or from time to time after the Series B Issue Date declare, order, pay or make a dividend or other distribution (including, without limitation, any distribution of stock or other securities or property or rights or warrants to subscribe for securities of the Corporation or any of its subsidiaries by way of dividend or spin-off), on its Common Stock, other than dividends or distributions of shares of Common Stock which are referred to in clause (i) of this section (b), then the holders of the Series B Stock shall be entitled to receive upon conversion their pro rata share of any such dividend or other distribution on an as converted basis; provided, however, that any plan or declaration of a dividend or distribution shall not have been abandoned or rescinded.

iii. If the Corporation shall be a party to any transaction including without limitation, a merger, consolidation, sale of all or substantially all of the Corporation’s assets or a reorganization, reclassification or recapitalization of the capital stock, (such actions being referred to as a “Transaction), in each case, as a result of which shares of Common Stock are converted into the right to receive securities or other property (including cash or any combination thereof), each share of Series B Stock shall thereafter be convertible into the number of shares of stock or securities or property to which a holder of the one hundred times the number of shares of Common Stock of the Corporation deliverable upon conversion of such Series B Stock would have been entitled upon such Transaction; and, in any such case, appropriate adjustment (as determined by the Board) shall be made in the application of the provisions set forth in this Subsection, with respect to the rights and interest thereafter of the holders of the Series B Preferred Stock, to the end that the provisions set forth in this Subsection shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the Series B Stock. The Corporation shall not effect any Transaction (other than a consolidation or merger in which the Corporation is the continuing corporation) unless prior to or simultaneously with the consummation thereof the Corporation, or the successor corporation or purchaser, as the case may be, shall provide in its charter document that each share of Series B Stock shall be converted into such shares of stock, securities or property as, in accordance with the foregoing provisions, each such holder is entitled to receive. The provisions of this paragraph shall similarly apply to successive Transactions.

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iv. The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section (b) and in taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series B Stock against impairment.

(c) In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, the Corporation shall mail to each holder of Series B Stock a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution at least ten (10) day prior to such record date.

F. Series C Preferred Stock.

1. Designations and Amount. One Million (1,000,000) shares of the Preferred Stock of the Corporation, $0.001 par value per share, shall constitute a class of Preferred Stock designated as “Series C Preferred Stock” (the “Series C Preferred Stock”) with a par value of $0.001 per share (the “Face Amount”).

The Series C Preferred Shares shall have the following rights, preferences, powers, privileges, restrictions, qualifications and limitations:

2. Dividends.

The Holders of outstanding Series C Preferred Stock shall be entitled to receive no dividends, unless such dividends are specifically declared for the Series C shares.

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3. Voting Rights.

In addition to voting as a class as to all matters that require class voting under the Nevada Revised Statutes, the holders of the Series C Stock shall vote on all matters with the holders of the Common Stock (and not as a separate class) on a basis of two hundred fifty votes per Series C share of Stock as compared to one vote per share of common stock. – i.e. a 250 to 1 basis. The holders of the Series C Stock shall be entitled to receive all notices relating to voting as are required to be given to the holders of the Common Stock.

4. Rank.

The Series C Stock shall have no rights with respect to liquidation unless specifically designated by the Board of Directors.

5. Redemption.

Shares of Series C Preferred Stock may not be redeemed by the Corporation absent the consent of the holder thereof.

6. Conversion.

Shares of Series C Preferred Stock shall have no conversion rights.

7. Good Faith.

The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section (F) and in taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series C Stock against impairment.

G. Series D Preferred Stock.

1. Designations and Amount. One Million (1,000,000) shares of the Preferred Stock of the Corporation, $0.001 par value per share, shall constitute a class of Preferred Stock designated as “Series D Preferred Stock” (the “Series D Preferred Stock”) with a face value of $0.001 per share (the “Face Amount”).

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The Series D Preferred Shares shall have the following rights, preferences, powers, privileges, restrictions, qualifications and limitations:

2. Dividends.

The Holders of outstanding Series D Preferred Stock shall be entitled to receive 30 times the dividends per share of Series D Stock as are paid for each share of the Corporation’s common stock.

3. Voting Rights.

The Series D Preferred Stock shall have no voting rights.

4. Rank.

The Series D Preferred Stock, with respect to the rights on liquidation be entitled to receive 30 for 1 Share of liquidation proceeds as compared to each share of common stock.

5. Redemption.

Shares of Series D Preferred Stock may not be redeemed by the Corporation absent the consent of the holder thereof.

6. Conversion.

(a) Each share of Series D Stock shall be convertible, without any payment of additional consideration by the holder thereof and at the option of the holder thereof, at any time after the Series D Issue Date at the conversion ratio of one (1) share of Series D Stock for One Hundred (100) shares of Common Stock.

(b) The Conversion Ratio shall be subject to adjustment in accordance with the following:

i. In case the Corporation shall have at any time or from time to time after the Series D Issue Date, paid a dividend, or made a distribution, on the outstanding shares of Common Stock in shares of Common Stock, subdivided the outstanding shares of Common Stock, combined the outstanding shares of Common Stock into a smaller number of shares of issued by reclassification of the shares of Common Stock any shares of capital stock of the Corporation, then, and with respect to each such case, the Conversion Ratio shall be adjusted so that the holder of any shares of Series D Stock shall be entitled to receive upon conversion the number of shares of Common Stock or other securities of the Corporation which such holder would have owned or have been entitled to receive immediately prior to such events or the record date therefor, whichever is earlier, assuming the Series D Stock had been converted into Common Stock, it being the intention of the foregoing, to provide the holders of Series D Stock with the same benefits and securities as such holders would have received as holders of Common Stock if the Series D Stock had been converted into Common Stock at the Conversion Ratio on the Series D Issue Date and such holders had continued to hold such Common Stock.

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ii. In case the Corporation shall at any time or from time to time after the Series D Issue Date declare, order, pay or make a dividend or other distribution (including, without limitation, any distribution of stock or other securities or property or rights or warrants to subscribe for securities of the Corporation or any of its subsidiaries by way of dividend or spin-off), on its Common Stock, other than dividends or distributions of shares of Common Stock which are referred to in clause (i) of this section (b), then the holders of the Series D Stock shall be entitled to receive upon conversion their pro rata share of any such dividend or other distribution on an as converted basis; provided, however, that any plan or declaration of a dividend or distribution shall not have been abandoned or rescinded.

iii. If the Corporation shall be a party to any transaction including without limitation, a merger, consolidation, sale of all or substantially all of the Corporation’s assets or a reorganization, reclassification or recapitalization of the capital stock, (such actions being referred to as a “Transaction), in each case, as a result of which shares of Common Stock are converted into the right to receive securities or other property (including cash or any combination thereof), each share of Series D Stock shall thereafter be convertible into the number of shares of stock or securities or property to which a holder of the one hundred times the number of shares of Common Stock of the Corporation deliverable upon conversion of such Series D Stock would have been entitled upon such Transaction; and, in any such case, appropriate adjustment (as determined by the Board) shall be made in the application of the provisions set forth in this Subsection, with respect to the rights and interest thereafter of the holders of the Series D Preferred Stock, to the end that the provisions set forth in this Subsection shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the Series D Stock. The Corporation shall not effect any Transaction (other than a consolidation or merger in which the Corporation is the continuing corporation) unless prior to or simultaneously with the consummation thereof the Corporation, or the successor corporation or purchaser, as the case may be, shall provide in its charter document that each share of Series D Stock shall be converted into such shares of stock, securities or property as, in accordance with the foregoing provisions, each such holder is entitled to receive. The provisions of this paragraph shall similarly apply to successive Transactions.

iv. The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section (b) and in taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series D Stock against impairment.

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(c) In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, the Corporation shall mail to each holder of Series D Stock a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution at least ten (10) day prior to such record date.

7. Good Faith.

The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section (G) and in taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series E Stock against impairment.

H. Series E Preferred Shares

The “Series E Preferred Shares” shall have all the following rights, preferences, powers, privileges, and restrictions, qualifications and limitations:

Section 1. Designation. Amount and Par Value.

This series of preferred stock shall be designated as the Corporation’s Series E Preferred Stock and the number of shares so designated shall be up to 2,000,000. Each share of Series E Preferred Stock shall have a par value of $.001 per share and a stated value equal to $.001.

Section 2. Dividends.

The Holders of outstanding Series E Preferred Stock shall be entitled to receive 10 times the dividends per share of Series E stock held as are paid for each share of the Corporation’s common stock..

Section 3. Voting Rights.

No voting rights.

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Section 4, Rank.

The Series E Preferred Stock, with respect to rights on liquidation, shall receive 10 times per share, relative the shares of common stock, $.001 par value per share.

Section 5. Redemption.

Shares of Series E Preferred Stock may not be redeemed by the Corporation absent the consent of the holder of such shares.

Section 6. Conversion.

a) The holder of the Series E Preferred Stock shall at their option convert each share of Series E Preferred Stock into ten shares of common stock (a one for ten basis).

b) Promptly upon conversion, the Corporation shall issue and deliver to such holder a certificate or certificates for the number of full shares of common stock issuable to the holder pursuant to the holder’s conversion of Series E Preferred Shares in accordance with the provisions of this Section. The stock certificate(s) evidencing the common stock shall be issued with a restrictive legend indicating that it was issued in a transaction exempt from registration under the Securities Act, and that it cannot be transferred unless it is so registered, or an exemption from registration is available, in the opinion of counsel to the Corporation. The common stock shall be issued in the same name as the person who is the holder of the Series E Preferred Stock unless, in the opinion of counsel to the Corporation, such transfer can be made in compliance with applicable securities laws. The person in whose name the certificate(s) of common stock are so registered shall be treated as a holder of shares of common stock of the Corporation on the date the

Common stock certificate(s) are so issued.

All shares of common stock delivered upon conversion of the Series E Preferred Shares as provided herein shall be duly and validly issued and fully paid and non-assessable. Effective as of the Conversion Date, such converted Series E Preferred Shares shall no longer be deemed to be outstanding and all rights of the holder with respect to such shares shall immediately terminate except the right to receive the shares of Common Stock issuable upon such conversion.

(c) Shares of Series E Preferred Stock are anti-dilutive to reverse splits, and therefore in the case of a reverse split, are convertible to the number of common shares after the reverse split as would have been equal to the Conversion Rate established prior to the reverse split.

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ARTICLE IV

Cumulative Voting Prohibition

Shareholders shall have no rights of cumulative voting.

ARTICLE V

Preemptive Rights Prohibition

Shareholders shall have no rights, preemptive or otherwise, NRS 78.267 of Chapter 78 of the Nevada Revised Statutes (or similar provisions of future law) to acquire any part of any unissued shares or other securities of this Corporation or any rights to purchase shares or other securities of this Corporation before the Corporation may offer them to other persons.

ARTICLE VI

Directors’ Action by Written Consent

Any action required or permitted to be taken at a meeting of the Board of Directors may be taken by written action signed by all of the directors then in office, unless the action is one which need not be approved by the shareholders, in which case such action shall be effective if signed by the number of directors that would be required to take the same action at a meeting at which all directors are present.

ARTICLE VII

Shareholders Action by Written Consent

Action required or permitted to be taken by the shareholders of the Corporation pursuant to the provisions of the NRS may be taken without a meeting of the shareholders by persons who would be entitled to vote at a meeting shares having voting power to cast not less than the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote were present and voted. Any such action shall be evidenced by one or more written consents or by authenticated electronic communication describing the action taken, signed by shareholders entitled to take action, and shall be delivered to the Corporation for inclusion in the minutes or filing with the corporate records. The record date of any action taken by written consent shall be the date on which the first shareholder signs the consent, unless the Board of Directors shall decide on a different record date in their discretion. No such consent shall be valid unless (A) the consenting shareholders have been furnished the same material that would have been required to be sent to shareholders in a notice of a meeting at which the proposed action would have been submitted to the shareholders for action, including notice of any applicable dissenters' rights as provided in the Nevada Revised Statutes or (B) the written consent contains an express waiver of the right to receive the material otherwise required to be furnished. Any shareholders who do not participate in the taking of any such action by written consent shall be given written notice of the action taken together with any materials required to be delivered pursuant to the NRS.

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ARTICLE VIII

Election of Directors

A. Governing Board The governing board of the Corporation shall be styled as a "Board of Directors", and any member of said Board shall be styled as a "Director."

B. Number. The business and affairs of the Corporation shall be conducted and managed by, or under the direction of, the Board of Directors. The total number of directors constituting the entire Board of Directors shall be fixed and may be altered from time to time by or pursuant to a resolution passed by the Board of Directors, but shall not be less than one.

C. Vacancies. Except as otherwise provided for herein, newly created directorships resulting from any increase in the authorized number of directors, and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause, may be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the newly created directorship or for the directorship in which the vacancy occurred, and until such director’s successor shall have been duly elected and qualified, subject to his earlier death, disqualification, resignation or removal. Subject to the provisions of these Articles of Incorporation, no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

D. Removal of Directors. Except as otherwise provided in any Preferred Stock Designation, any director may be removed from office only by the affirmative vote of the holders of a majority or more of the combined voting power of the then outstanding shares of capital stock of the Corporation entitled to vote at a meeting of stockholders called for that purpose, voting together as a single class.

ARTICLE IX

Personal Liability

Except as otherwise provided in the NRS, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for damages as a result of any act or failure to act in his capacity as a director or officer; provided, however, that this Article shall not eliminate or limit the liability of a director or officer to the extend prohibited by the NRS

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If the NRS is amended after the date of filing of these Articles of Incorporation to authorize corporate action further limiting or eliminating the personal liability of a director, then the liability of the directors of the Corporation shall be limited or eliminated to the fullest extent permitted by the NRS, as so amended, or a similar successor provision. Any repeal or modification of this Article by the stockholders of the Corporation or otherwise shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE X

Indemnification

A. Discretionary Indemnification,

(1) The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the Corporation, by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (i) is not liable pursuant to Section 78.138 of the NRS; or (ii) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to Section 78.138 of the NRS or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2) The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (i) is not liable pursuant to Section 78.138 of the NRS; or (ii) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the Corporation or for amounts paid in settlement to the Corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the courts deem proper.

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B. Determination of Discretionary Indemnification.

Any discretionary indemnification pursuant to Section A of this Article X, unless ordered by a court or advanced pursuant to this Section 2, may be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

1. By the stockholders; or

2. By the Board of Directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; or

3. If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

4. If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

Subject to the requirements of the NRS, the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Corporation as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Corporation.

ARTICLE XI

Purchase of Shares

The Board of Directors of the Corporation may, from time to time, and at its discretion, cause the Corporation to purchase its own shares and such shares may be reissued by the Corporation.

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ARTICLE XII

Amendment of Corporate Documents

A. Articles of Incorporation. Whenever any vote of the holders of voting shares of the capital stock of the Corporation is required by law to amend, alter, repeal or rescind any provision of these Articles of Incorporation, such alteration, amendment, repeal or rescission of any provision of these Articles of Incorporation must be approved by the affirmative vote of the holders of at least a majority of the combined voting power of the then outstanding voting shares of capital stock of the Corporation, voting together as a single class. Subject to the provisions hereof, the Corporation reserves the right at any time, and from time to time, to amend, alter, repeal or rescind any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed by law, and other provisions authorized by the laws of the State of Nevada at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to these Articles of Incorporation in their present form or as hereafter amended are granted subject to the rights reserved in this Article.

B. Bylaws. In addition to any affirmative vote required by law, any change of the Bylaws may be adopted either (a) by the affirmative vote of a majority of the Board of Directors, or (b) by the stockholders by the affirmative vote of the holders of at least a majority of the combined voting power of the then outstanding voting shares of capital stock of the Corporation, voting together as a single class.

ARTICLE XIII

Application of NRS

These Articles of Incorporation expressly provide that the Corporation shall not be governed by Sections 78.411 to 78.444 of the NRS, inclusive.

ARTICLE XIV

Board Changes to Articles

The Board of Directors is hereby authorized to make Non-Material changes to these Articles of Incorporation and to take any and all actions without shareholder approval, which are allowed by the General Corporation Law of the state of Nevada. “Non-Material” for the purpose of this paragraph shall be construed to mean a change that does not affect the rights or benefits of the shareholders.

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ARTICLE XV

Existence

The Corporation is to have perpetual existence.

ARTICLE XVI

Meeting of Stockholders

Meetings of stockholders of the Corporation (the “Stockholder Meetings”) may be held within or without the State of Nevada. Special Stockholder Meetings may be called only by (a) the Chairman of the Board, (b) the Chief Executive Officer, (c) the President, (d) the holders of at least 10 percent of all of the shares of capital stock entitled to vote at the proposed special meeting, or (e) the Board of Directors pursuant to a duly adopted resolution. Special Stockholder Meetings may not be called by any other person or persons or in any other manner. Elections of directors need not be by written ballot unless the Bylaws shall so provide.

Certification

The undersigned Officer of FlooidCX Corp. hereby certifies that the foregoing Restated Articles of Incorporation have been adopted pursuant to the Nevada Revised Statutes and the laws of the State of Nevada.

FLOOIDCX CORP.
Date: January 26, 2024
By:
William Westbrook, Director

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